Exhibit 1.01

Ultra Clean Holdings, Inc.
Conflict Minerals Report
For The Fiscal Year Ended December 29, 2023

The following should be read in conjunction with the definitions contained in the Securities and Exchange Commission instructions to Form SD and related rules.

Requirements for this Report on Conflict Minerals
This report for the fiscal year ended December 29, 2023 is presented to comply with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934. The Rule was adopted by the United States Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Conflict Minerals (“CMs”) are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold. The Rule requires each SEC registrant to provide certain disclosures about CMs which are necessary to the functionality or production of products manufactured by such registrant.
Pursuant to the Rule, if, based upon a reasonable country of origin inquiry, a registrant has reason to believe that any of the CMs in its supply chain may have originated in the Democratic Republic of Congo (the “DRC”) or an adjoining country (together with the DRC, the “Covered Countries”), or if such registrant is unable to determine the country of origin of those CMs, then it must file a Conflict Minerals Report with the SEC describing the due diligence measures it has undertaken or will undertake regarding the source and chain of custody of the CMs. Due to the Company’s limited ability to determine the origin and chain of custody of CMs necessary to the functionality or production of its products as described below, the Company has filed this Conflict Minerals Report.

Company Overview
Ultra Clean Holdings, Inc., (“UCT”, the “Company” or “We”) is a leading developer and supplier of critical subsystems, components, parts, and ultra-high purity cleaning and analytical services primarily for the semiconductor industry. UCT offers its customers an integrated outsourced solution for major subassemblies, improved design-to-delivery cycle times, design for manufacturability, prototyping and part and component manufacturing, as well as tool chamber parts cleaning and coating, and micro-contamination analytical services. We report results for two operating segments: Products and Services. Our Products segment primarily designs, engineers and manufactures production tools, components and parts, and modules and subsystems for the semiconductor and display capital equipment markets. Products include chemical delivery modules, frame assemblies, gas delivery systems, fluid delivery systems, precision robotics, process modules as well as other high-level assemblies. Our Services segment provides ultra-high purity parts cleaning, process tool part recoating, surface encapsulation and high sensitivity micro contamination analysis primarily for the semiconductor device makers and wafer fabrication equipment markets.
For further information about the Company’s business and products, please see Item 1 of the Company’s annual report on Form 10-K for the fiscal year ended December 29, 2023, which is incorporated herein by reference.

Supply Chain Overview
The Company’s ability to determine the origin and chain of custody of CMs, and whether they directly or indirectly finance or benefit armed groups in any Covered Country (the “Conflict Status”), is limited. The Company’s supply chain for CMs is complex. The Company does not directly purchase raw ore or CMs and does not directly purchase materials from the Covered Countries, and the Company is several steps removed from the mining and smelting or refining of CMs. Of necessity, we depend on information from suppliers that may themselves purchase CMs from persons other than the miner, smelter or refiner of CMs.
The Company has determined that CMs are necessary to the functionality or production of certain of its products. Tungsten is used in the Company’s weldment process. The other three CMs are used in Printed Circuit Boards, cable assemblies and outside processing of sheet metal or machined products as a sub-tier component of certain of
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the Company’s subassembly products. Therefore, the products that the Company manufactures are subject to the reporting obligations of the Rule.

Design of Due Diligence Measures
The Company has established management systems and due diligence procedures (our “CM Process”) as a basis for supply-chain management and disclosure compliance relating to CMs. The Company designed the CM Process with the intent to conform in all material respects with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-affected and High-Risk Areas (Third Edition). The design of the CM Process included the following:
•a conflict minerals policy, which is on the Company’s website https://www.uct.com/about-uct/esg/default.aspx;
•an organizational structure and processes intended to ensure that each third-party manufacturer of the Company’s products that contain CMs were made aware of the Company’s policy on CMs and that information received by the Company that is relevant to supply-chain due diligence reaches the Company’s employees who have knowledge of the SEC disclosure requirements;
•a process, which uses a reporting template and data gathered by the Responsible Business Alliance ("RBA") and the Global E-Sustainability Initiative ("GeSI"), to enhance visibility with respect to CMs in the Company’s supply chain and to help identify the risk that the Company’s products contain CMs financing or benefiting armed groups in any Covered Country;
•an assessment by the Company’s management of the risk identified through the process described above;
•a mechanism for suppliers and others to communicate to the Company their concerns with respect to the Company’s CM Process;
•reliance on the electronics industry initiative described below to implement and validate supply chain due diligence; and
•public reporting of the results of the Company’s due diligence.
To gain insight into the country of origin, chain of custody and Conflict Status of the Company’s CMs, the Company relied primarily on the data reported via a consistent reporting template developed by the RBA “Conflict Mineral Report Template” and the data from the Conflict Free Smelter Assessment Program ("CFSP") of the Extractives Work Group of the RBA and GeSI. As described by RBA/GeSI, CFSP is a voluntary program in which an independent third party evaluates smelter and refiner procurement activities and determines whether the smelter or refiner demonstrated that all the materials they processed originated from conflict-free sources.
A description of the measures the Company took to exercise due diligence on the source and chain of custody of our CMs follows.

Due Diligence Measures Taken
The Company first identified suppliers and also analyzed its build of materials to identify any CMs that may be contained in the components provided by these suppliers. To gain insight into the country of origin, chain of custody and Conflict Status of its CMs, the Company relied primarily on the CFSP of the Extractives Work Group of the RBA and GeSI. As described by RBA/GeSI, CFSP is a voluntary audit and certification program in which an independent third party evaluates smelter and refiner procurement activities and determines whether the smelter or refiner demonstrated that they have systems and controls in place to ensure that all the materials they processed originated from conflict-free sources.

The measures taken to exercise due diligence on the source and chain of custody of CMs in the Company’s products were as follows:
•communicating the Company’s conflict minerals statement to its direct suppliers;
•surveying the Company’s direct suppliers to provide information concerning CMs in their respective supply chains, as well as the specific smelters and refiners of the CMs in their supply chains by completing and sending
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us the Conflict Minerals Reporting Template ("CMRT"), a template developed by the EICC that provides a consistent industry-wide means of collecting information on the source of conflict minerals;
•seeking representations from the Company’s supply chain, which consisted of 195 active suppliers as of December 29, 2023, using the CMRT, as to the origin and Conflict Status of the materials supplied by them to the Company;
•analyzing these suppliers’ CMRT survey responses for completeness and internal consistency and following up with suppliers in an effort to obtain more information where necessary; and
•comparing the information received from these suppliers with the data made available by the CFSP.

Due Diligence Results
Through its efforts, the Company received information from 62% of suppliers it surveyed, including information on materials supplied directly to the Company or contained in products that the Company contracted to be manufactured by third parties. However, on the basis of its due diligence, the Company found with respect to each of its products that the information the Company had gathered had failed to clarify the country of origin of the CMs contained in the product and, as a consequence, the Company has concluded that each of its products was “DRC conflict undeterminable.”
Because the Company and its direct suppliers are generally several steps in the supply chain removed from the smelters or refiners that process CMs, and because the responses the Company received from most of its suppliers provided aggregate data for their global supplier list on an entity-wide basis, the Company was not able to identify the exact smelters or refiners used to process the CMs used in its products. The Company is therefore unable to definitively determine, at this time, which of the smelters and refineries included in the CMRTs actually supplied CMs for specific components used in our end products. As a result, we were unable to determine with specificity the country of origin of the CMs contained in each of our products and, consequently any connection between our CMs and the direct or indirect financing of armed groups in the Covered Countries.
The Company cross-checked the combined responses from its suppliers against the CFSP list of Certified Conflict-Free smelters and refiners to identify the smelters within its supply chain that have gone through the CFSP Conflict-Free certification process. As of May 8, 2024, the Company was able to validate that its supply chain included:
•43 CFSP Certified Conflict-Free Smelters of tantalum;
•48 CFSP Certified Conflict-Free Smelter of tungsten;
•48 CFSP Certified Conflict-Free Smelters of gold; and
•60 CFSP Certified Conflict-Free Smelters of tin
Our efforts to determine the mine or location of origin of the CMs follow the due diligence measures described above.
The Company has and continues to rely on its suppliers’ responses to provide it with information about the source of conflict minerals contained in the components supplied to the Company. The Company’s direct suppliers are similarly reliant upon information provided by their suppliers. None of the Company’s suppliers have reported that they are aware that any of the CMs used in the Company’s products originated in the Covered Countries.

Next Steps
The Company has taken, or will continue to take, the following steps to mitigate the risk that the Company’s CMs financed or benefitted armed groups in the Covered Countries:
•attempt to increase the response rate of suppliers to the Company’s information requests;
•actively monitor all existing suppliers and survey all new suppliers during the next compliance period;
•encourage suppliers to increase the participation rate of smelters and refiners in the CFSP;
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•contact smelters and refiners in suppliers’ supply chain directly (to the extent possible) and encourage them to participate in the CFSP if they are not participating already;
•require completion of CMRT declaration for all applicable suppliers at supplier set up and
•request suppliers to remove list of non-compliant or smelters not participating in CFSP programs from their supply base
This will be an ongoing process for the Company to ensure it mitigates the risk of doing business with any supplier and sub-tier suppliers of CMs. The Company will also engage with the RBA and other key industry groups as part of a wider industry collaboration to develop best practices for the global supply chain and address the ongoing issue of CMs.

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